IGTA MERGER SUB LIMITED

875 Washington Street

New York, NY 10014

Via Edgar

March 19, 2024

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	IGTA Merger Sub Ltd (the “Company” or “PubCo”)
Registration Statement on Form S-4
Filed February 7, 2024
File No. 333-276929

Dear SEC Officers:

We hereby provide our response to the comments issued in a letter dated February 23, 2024 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-4. Contemporaneously, we are publicly filing the Registration Statement on Form S-4 via Edgar (the “Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Registration Statement, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Registration Statement on Form S-4

Questions and Answers About the Business Combination and the Special Meeting

Q: Will I experience dilution as a result of the Business Combination, page xii

1.	Please explain the following as it relates to your response to prior comment 3 or revise your disclosures as necessary:

●	Your calculation of Inception Growth’s public stockholders who hold shares issued in the IPO as owning 76.56% of Inception Growth’s issued and outstanding shares prior to the Business Combination appears to be based on 5,583,391 shares outstanding. However, this amount appears to differ from the total Inception Growth shares outstanding of 5,588,391.

●	Footnotes (4) and (5) refer to 1,271,510 shares that were transferred by the Sponsor per the Non-Redemption Agreement. However, as per disclosures on page F-20, it appears the Sponsor transferred an aggregate of 1,297,500 shares pursuant to such agreement.

●	Your calculation of Inception Growth’s public stockholders who hold shares issued in the IPO as owning 76.56% of Inception Growth’s issued and outstanding shares prior to the Business Combination appears to be based on 5,583,391 shares outstanding. However, this amount appears to differ from the total Inception Growth shares outstanding of 5,588,391.

Response: Inception Growth’s public stockholders who hold shares issued in the IPO as owning 76.56% of Inception Growth’s issued and outstanding shares prior to the Business Combination was based on 5,588,391 shares outstanding. The number of 5,583,391 as stated in the prior response letter was an inadvertent typo.

Footnotes (4) and (5) refer to 1,271,510 shares that were transferred by the Sponsor per the Non-Redemption Agreement. However, as per disclosures on page F-20, it appears the Sponsor transferred an aggregate of 1,297,500 shares pursuant to such agreement.

Response: On June 13, 2023, only 1,271,510 shares of common stock were transferred by the Sponsor in connection with the Non-Redemption Agreements. The disclosures on pages F-10 and F-20 of the Registration Statement have been revised in accordance with the Staff’s comment.

Proposal No. 2: The Share Exchange Proposal

Valuation Report, page 82

2.	We note your revised disclosure in response to prior comment 9 regarding the underlying assumptions that Moore relied upon in preparing the valuation report. Please disclose the reasons management believes that “sales are expected to experience a dramatic surge in 2024” and that it will have 2024 forward revenue of $13,407,704. Discuss the limitations of these assumptions and disclose whether any other projections were provided to Moore by the AgileAlgo management or considered by the board.

Response: The disclosures on pages 84-85 of the Registration Statement have been revised in accordance with the Staff’s comment.

3.	In response to prior comment 9, you provided a list of publicly listed companies that were used in the comparable company analysis and the criteria that was used to select them. We note that all of the companies listed became public through an underwritten firm commitment offering rather than a business combination, are significantly larger, and have been reporting and publicly traded for many years. Please discuss the limitations of the selection criteria that were used for the comparable company analysis.

Response: The disclosure on page 85 of the Registration Statement have been revised in accordance with the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of AgileAlgo

Key Business Metrics and Selected Financial Data, page 122

4.	We note your revised disclosures in response to prior comment 15. Please explain your reference to a “larger number of dormant Trial users.” In this regard, tell us whether the 25 Trial users at September 30, 2023 were all active users that were either in their current one month trial period or one of the three Trial users that requested an extension. To the extent this number includes dormant users, explain why.

Response: The disclosures on page 124 of the Registration Statement have been revised in accordance with the Staff’s comment.

Liquidity and Capital Resources

Ability to continue as going concern without Business Combination, page 130

5.	We note your revised disclosures in response to prior comment 17. Please explain in quantified terms your reference to the “sales pipeline and deals concluded in December 2023 and January 2024” as ensuring that the Group has sufficient runway to complete another 12-18 months of operations.

Response:

The Group had closed an interim contract with one customer contract in January 2024, which was a slipped deal originally expected for signature in December, 2023 for the sum of $49,382, followed by a full-implementation contract for $98,765 with the same customer in February 2024, following some minor delay in signing with the customer. Both contracts were concluded in the Group’s operating currency in Singapore which is Singapore Dollars, with the respective original contract values before conversion being SG$66,666 and SGD133,334.

As of the date of this Letter, the Group had received a purchase order from what the Group expects to be a significant customer moving forward, albeit with a smaller first order presently for a paid-for proof of concept trial run with a SG$12,600 contract value, or $9,333 after conversion. Once the proof of concept is complete with this specific customer, the Group is expecting a full implementation and hosting contract to follow, with no less than SG$150,000 in total contract value, or $111,111 after conversion, forming a part of our 2024 sales pipeline.

Unaudited Pro Forma Condensed Consolidated Financial Information

Basis of Pro Forma Presentation, page 143

6.	We note your response to prior comment 19. However, your disclosure continues to still include references to the legacy pro forma guidance regarding adjusting for events that are directly attributable to the transaction, factually supportable, and expected to have a continuing impact. Please revise your pro forma financial statements to fully comply with Article 11 of Regulation S-X as amended and to remove any references to the legacy pro forma guidance. In doing so, confirm that your pro forma financial statements include all necessary transaction accounting adjustments, including those that are not expected to have a continuing impact. Refer to Article 11-02(a)(6) of Regulation S-X and Section II.D of SEC Release No. 33-10786.

Response: The pro forma financial statements have fully complied with Article 11 of Regulation S-X and included all necessary transaction accounting adjustments, including those that are not expected to have a continuing impact. The disclosures on page 144 of the Registration Statement have been revised in accordance with the Staff’s comment.

7.	We note your revised disclosures to Scenarios 2 and 3 in response to prior comment 20. Please explain how Proposal 6 impacts the pro forma financial statements under Scenario 2 and why reference to such Proposal is necessary in that discussion.

Response: Proposal 6 has no impact on pro forma financial statements under Scenario 2. The disclosures on page 145 of the Registration Statement have been revised in accordance with the Staff’s comment.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 150

8.	We note your revised disclosures to pro forma adjustment (3) in response to prior comment 21 where you state that such costs are expected to be settled in cash upon consummation of the business combination. Please tell us how the cash settlement is reflected in the pro forma financial statements or revise as necessary. Also, tell us how you determined that the SPAC’s accounting and audit fees should be offset against additional paid-in-capital as costs of the business combination or revise.

Response: The disclosures on pages 151 and 153 of the Registration Statement have been revised in accordance with the Staff’s comment.

9.	We note your response to prior comment 22 and your revised disclosures in pro forma adjustment (7). We also note from your disclosures on page F-20 that Inception Growth may borrow up to $200,000 and $420,000 pursuant to the November 17, 2023 and January 24, 2024 promissory notes, respectively, of which it appears that $90,000 has been advanced as of December 31, 2023. Please tell us whether any additional amounts have been advanced since year-end and if not, explain further the pro forma adjustment for $620,000. In this regard, revise to clarify whether you intend to borrow the additional amounts prior to completion of the business combination. If so, tell us why you have assumed an additional $620,000 will be advanced and how you considered the $90,000 already advanced. Also, explain why you have not included an adjustment for the repayment of the notes considering your disclosures on page F-20 indicate that the notes mature upon closing of the business combination.

Response: Inception Growth can borrow up to $200,000, $420,000 and $400,000 pursuant to the promissory notes issued to the Sponsor on November 17, 2023, January 24, 2024 and March 12, 2024, respectively. Of these promissory notes (totaling $1,020,000), $90,000 was drawn up to now and the balance of $930,000 will be drawn down to settle the transaction costs upon the consummation of the business combination. The full amount of these notes may be converted into shares upon business combination and reflected in pro forma adjustment accordingly. The disclosures on page 153 of the Registration Statement have been revised in accordance with the Staff’s comment.

Experts, page 196

10.	You state here that the financial statements of Inception Growth for the period ended December 31, 2021 “included in this Prospectus” have been audited by Friedman LLP. You also refer to financial statements for the year ended December 31, 2022 “included in this Prospectus” as having been audited by Marcum LLP. Please revise the opening paragraphs of this section to clarify that Inception Growth’s financial statements for fiscal 2022 and 2023 that are included in this Prospectus have been audited by Adeptus Partners. In addition, you indicate that Friedman and Marcum’s letters are “attached as” Exhibits 16.1 and 16.2 to this registration statement when, in fact, they have been incorporated by reference to prior Item 4.01 Form 8-K filings. Please revise.

Response: The disclosures on page 198 and in the Exhibits index of the Registration Statement have been revised in accordance with the Staff’s comment.

Inception Growth Acquisition Limited Audited Financial Statements, page F-2

11.	Please revise to include the report of Inception Growth’s independent registered public accounting firm. Refer to Rule 2-02(a) of Regulation S-X.

Response: The disclosures on page F-2 of the Registration Statement have been revised in accordance with the Staff’s comment.

Inception Growth Acquisition Limited Notes to Consolidated Financial Statements

Note 6. Related Party Transactions

Non-redemption Agreements, page F-20

12.	We note your response to prior comment 24 where you state that the excess of the fair value of the Founders Shares transferred pursuant to the Non-redemption Agreements was determined to be a cost of completing the Business Combination and a capital contribution from a related party. We further note that you recorded such amount as non-redemption agreement expense in the consolidated statement of operations for the year ended December 31, 2023; however, in each of Inception Growth’s fiscal 2023 Form 10-Q filings, such amount was recorded as a reduction to additional paid-in-capital. Please explain the apparent change in accounting for such Agreement and provide us with the specific accounting guidance you relied upon. In addition, tell us how you intend to amend any previous 1934 Act filings that may need to be restated.

Response: The excess of the fair value of such Founder Shares is determined to be a cost of completing the Business Combination and a capital contribution from a related party under SAB Topic 5T. Due to the change in accounting treatment for such Agreement, we will consider the restatement of financial statements under ASC 250 and will amend Form 10-Qs to reflect the correction, if appropriate.

Note 7. Shareholder’s Equity

Warrants, page F-22

13.	We note your response to prior comment 25. Your footnote disclosures on page F-22 state that the Private Warrants will be exercisable on a cashless basis and will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the company and exercisable by such holders on the same basis as the Public Warrants. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the Private Warrants as equity. As part of your analysis, specifically address the cashless exercise provisions discussed in the footnotes and explain whether you believe there are potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant. If so, tell us how you concluded that such a provision would not preclude the private placement warrants from being indexed to the entity’s stock based on the guidance in ASC 815-40. Lastly, confirm that the Warrant Agreement filed as Exhibit 4.5 supports the terms of the Private Warrants as disclosed in your financial statement footnotes or revise as necessary.

Response:

We respectfully confirm the Staff that under the warrant agreement by and between of Inception Growth and Continental Stock Transfer & Trust Company dated December 8, 2021, the Private Warrants will become exercisable on the later of (a) the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering, and will expire upon the earlier to occur of (i) the date that is five (5) years after the date on which Inception Growth consummates a Business Combination, (ii) the date Inception Growth fix for redemption of warrants, and (iii) the liquidation of Inception Growth’s trust account. In addition, the Private Warrants and underlying securities will not be transferable until after the consummation of a Business Combination. Therefore, the Private Warrants are considered as indexed to the Company’s stock under ASC 815-40. In addition, no Private Warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of common stock issuable upon exercise of the Private Warrants and a current prospectus relating to such shares of common stock. The Company has the discretion to file the registration statement covering the underlying shares or not, which is within the Company’s control. It is considered that the conditions of ASC 815-40 were met and the Private Warrants shall be classified as equity. To the best knowledge of Inception Growth, no Private Warrants holder has intension to transfer the warrant before consummation of the Business Combination.

The Warrant Agreement filed as Exhibit 4.5 support the terms of the Private Warrants as disclosed in the financial statement footnotes.

Note 11. Subsequent Events, page F-25

14.	Please revise to include a discussion of the $420,000 unsecured promissory note issued on January 24, 2024 or tell us why you believe such disclosure is not necessary. Refer to ASC 855-10-50-2.

Response: The disclosures on page F-25 of the Registration Statement have been revised in accordance with the Staff’s comment.

AgileAlgo Holding Ltd Notes to Consolidated Financial Statements

Note 1. Organization and Business Operations, page F-31

15.	Please revise both here and on the cover page to disclose the date of incorporation of AgileAlgo Pte Ltd and when it began operations.

Response: The disclosures on the cover page and page F-43 of the Registration Statement have been revised in accordance with the Staff’s comment.

Please direct any questions or comments regarding this correspondence to our outside counsel, Ted Paraskevas of Loeb & Loeb LLP at tparaskevas@loeb.com or +1 917 974 3190 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Cheuk Hang Chow
IGTA Merger Sub Ltd
Director

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